[redacted]

11017831

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2011
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 25384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Planning Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 S. Outer 40 Road, Suite 201
(No. and Street)

Chesterfield, MO 63017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard L. Kluesner 314-878-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP CPA's
(Name – *if individual, state last, first, middle name*)

999 Executive Parkway, Suite 301, St. Louis, MO 63141
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/11

3/16

OATH OR AFFIRMATION

I, Richard L. Kluesner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Planning Consultants, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

BARBARA GROSSHEIDER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: November 09, 2014
Commission Number: 10427013

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. The Company Did Not Have Any in 2010
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA
Dominic A. Pisoni, CPA

February 9, 2011

To the Shareholders and
Board of Directors
Financial Planning Consultants, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Financial Planning Consultants, Inc., as of December 31, 2010, and the related statements of income (loss) and retained earnings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Planning Consultants, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Boyd, Franz & Stephans LLP

FINANCIAL PLANNING CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	371,549
Temporary investments, at market (Note 3)		14,238
Commissions receivable - brokerage		31,397
Commissions receivable - other		161,950
Employee advances		11,085
Due from officer		59,010
Notes receivable - officer (Note 8)		90,000
Prepaid expenses		29,633
Furniture, equipment and automobile, at cost net of accumulated depreciation and amortization of $560,118		30,959
Deposits		49,668
Total assets	$	849,489

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	7,555
Accrued expenses		4,649
Commissions payable		143,397
Income taxes payable (Note 4)		10,700
Total liabilities	$	166,301
Stockholders' equity:		
Class A common stock $1 par value; voting; authorized 493,000 shares; issued and outstanding 392,034		
Class B common stock $1 par value; non-voting; authorized 507,000 shares; issued and outstanding 333,221	$	725,255
Paid-in capital		114,689
	$	839,944
Less 277,296 shares of treasury stock, at cost		(368,675)
	$	471,269
Retained earnings		211,919
Total stockholders' equity	$	683,188
Total liabilities and stockholders' equity	$	849,489

See Notes to Statement of Financial Condition

NOTE 1: - DESCRIPTION OF BUSINESS:

Financial Planning Consultants, Inc., a Missouri corporation, was organized in 1979 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities limited partnerships, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Fixed assets are carried at cost, less accumulated depreciation computed using both the straight-line and accelerated methods. Depreciation for the year ended December 31, 2010, is \$11,224. Fixed assets are depreciated as follows:

	Estimated Useful Life	Cost	Depreciation
Equipment	5-10 Years	\$ 255,455	\$ 253,365
Furniture and Fixtures	7-10 Years	176,734	176,734
Automotive Equipment	5-7 Years	143,194	123,526
Leasehold Improvements	39 Years	15,694	6,493
		\$ 591,077	\$ 560,118

Depreciation is provided by various methods using useful lives ranging from five to thirty-nine years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 4 – INCOME TAXES:

The provision for income taxes consists of both current and deferred taxes. Current taxes consist of amounts for taxes owed on current year book income. Deferred taxes consist of amounts for taxes owed on permanent differences between taxable income and book income.

NOTE 5 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital and net capital requirements of approximately $380,973 and $100,000, respectively. The Company's net capital ratio was 3.81 to 1.

NOTE 6 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities and Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3—3.

NOTE 7 – LEASES:

The Company leases office space located in St. Louis, Missouri, under a contract commencing October 18, 1993. The sixth amendment to the agreement extended the lease to June 30, 2015. Annual base rental payments are as follows:

2011	$ 85,023
2012	91,368
2013	95,175
2014	96,444
2015	96,444

NOTE 8 – NOTES RECEIVABLE – OFFICER - UNSECURED:

Notes receivable at December 31, 2010, consisted of $90,000 on two non-interest bearing, promissory notes from an officer of the Company.

NOTE 9 – EMPLOYEE BENEFIT PLANS:

The Financial Planning Consultants, Inc. 401(k) Plan was adopted by the Company on July 12, 1989, under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees of the Company including executive officers are eligible to participate after completing one year of service, as defined, and attaining 21 years of age. A participating employee may elect to defer on a pretax basis a percentage of his or her salary. All amounts vest immediately and are invested in various funds as directed by the participant. The full amount in a participant's account will be distributed to a participant upon termination of employment, retirement, disability or death. Management of the Company has authorized an employer contribution to the plan in the amount of $4,593 to be paid by March 15, 2011.

NOTE 10 – SUBSEQUENT EVENTS:

As of December 31, 2009, the Company adopted the provision of the Subsequent Events Topic of the FASB Accounting Standards Codification, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before the Company financial statements are issued or are available to be issued. The Company is required to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. The Company has evaluated subsequent events through February 9, 2011, the date of the Report of Independent Auditors. The Codification requires additional disclosures only and therefore did not have an impact on the Company's financial statements.